September 8, 2006



Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

RE:      NEOMEDIA TECHNOLOGIES, INC.
         REGISTRATION STATEMENT ON FORM S-3
         FILED JUNE 21, 2006
         FILE NO. 333-135175

         FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2006
         FILE NO. 0-32262


Dear Ms. Jacobs:

         This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated July 13, 2006 with respect to the Registration Statement on Form S-3 filed June 21, 2006 by NeoMedia Technologies, Inc.

FORM S-3

PROSPECTUS SUMMARY, PAGE 1

Comment 1:  In your summary,  please briefly  describe the significant  terms of the  Series  C  Convertible  Preferred  Stock  including  a  concise description of the conversion terms. Also, provide a concise description of the terms of the warrants relating to the 98.15 million shares being registered. Ensure that the body of the prospectus contains materially complete descriptions of each of these classes of securities.


Response:   We have updated the disclosure as requested.

Comment 2:  We note that $5 million of the Series C. Convertible Preferred Stock purchase price is to be funded upon effectiveness of this registration statement. However, we also note that Sections 4.3, 4.4 and 4.6 of your Investment Agreement dated February 17, 2006 states the covenants shall remain in effect so long as the Series C Preferred Shares are outstanding. Please provide an analysis of why each of these covenants does not impact the irrevocably binding nature of the additional $5 million purchase and grant Cornell additional investment discretion. For example, discuss how a decision to not object to a proposed acquisition, entry into additional indebtedness, or issuance of equity securities is not within Cornell's control. See interpretation 3S of the March 1999 supplement to our publicly available telephone interpretations.


Response:   In  connection  with the $5 million  secured  convertible  debenture financing between NeoMedia and Cornell Capital Partners completed on August 24, 2006, effective September 8, 2006, NeoMedia and Cornell entered into an agreement pursuant to which the parties agreed to terminate all further obligations of Cornell Capital Partners to fund an additional $5 million in the form of Series C Convertible
            Preferred  Stock,  as  contemplated  by  the  Series  C  Convertible
            Preferred Stock transaction documents dated February 17, 2006.


RISKS SPECIFIC TO THIS OFFERING

Comment 3:  We note your discussion of the $100 million equity line with Cornell
            Capital Partners in this section. Further, we note that after entering into the Standby Equity Distribution Agreement you sold to Cornell Series C Convertible Preferred Stock, which has a conversion rate that may fluctuate with the market price. We are of the view that a purported equity line arrangement with a purchaser that holds securities that are convertible at a market sensitive rate does not conform with the guidance provided by interpretation 4S of the March 1999 supplement to our publicly available telephone interpretations. Please modify your references to the "$100 million" equity line arrangement in the prospectus as well as periodic reports, so the any reference to the "equity line" is accompanied by text that prominently informs investors that the arrangement is not a viable source of financing for NeoMedia. If you believe that the 2005 Standby Equity Distribution Agreement is a viable source of financing, in the response letter please provide a reasoned explanation of the basis for this belief.


Response:   The Company has been informed by counsel to Cornell Capital Partners that in a meeting  with the  Securities  and  Exchange  Commission's
            Office of the Chief  Counsel,  the  Commission  indicated to Cornell
            Capital  Partners that as long as an issuer was Form S-3 eligible it is  permissible  for such  issuer to have an equity  line  financing
            arrangement   with  a  purchaser  that  holds  securities  that  are
            convertible at a marker sensitive rate.

PART II

EXHIBITS, PAGE II-2

Comment 4:  We will review the opinion  required by Item 601(b)(5) of Regulation
            S-B prior to the effectiveness of your filing. Any comments concerning that opinion will be provided when we have the opportunity to review the document.


Response:   The opinion was included as exhibit 5.1 to the new S-3 filing.


Comment 5:  Please  advise why the  documents  associated  with the sale of your
            Series C Convertible Preferred Stock in February 2006 are not provided with this filing as material contracts. We are aware that they have been previously filed with other documents. Examination of the exhibit list to the Form S-3 should inform investors of the nature and location of these documents. You may elect to incorporate the previously filed exhibits in an appropriate fashion.


Response:   We have updated the list to  incorporate  by reference the documents associated with the sale of Series C Convertible Preferred Stock in February 2006.


UNDERTAKINGS, PAGE II-6

Comment 6:  The  undertaking  under Item 512 of Regulation  S-K relating to Rule
            415 offerings have been amended recently. Please revise your undertakings in conformity with Item 512 of Regulation S-K.


Response:   We have updated the disclosure as requested.


FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

FRONT COVER

Comment 7:  Your front cover indicates that you have securities registered under
            Section 12(b) of the Exchange Act. However, it appears you only have a class of securities registered under Section 12(g) of the Exchange Act. Please advise. Further, we note that the "Over-the-Counter Bulletin Board" is not a "national securities exchange" but is an over-the-counter market.


Response:   We will correct this disclosure in future filings.


FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2006

LIQUIDITY AND CAPITAL RESOURCES, PAGE 48

Comment 8:  We note your disclosures  surrounding the cash flows from operating, investing, and financing activities. Tell us how you considered Item 303 of Regulation S-K and Section IV of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release 34-48960) regarding your Management's Discussion and Analysis or Plan of Operation disclosures. In this regard, note that when preparing the discussion analysis of operating cash flows, you should address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows.


Response:   In our 10-Q for the  fiscal  quarter  ended June 30,  2006,  we have updated this disclosure to more specifically address changes in the underlying drivers of our liquidity and capital resources. We will continue to update and make the appropriate disclosures in future filings.


Comment 9:  This section should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations during the twelve-month period following your interim financial statements. In this regard you should enhance your disclosure to describe your estimated liquidity requirements over the next 12 months including a detailed discussion of the components. We note that enhanced disclosure similar to the subheading "Going Concern" with additional quantifications may be an advantageous starting point.

Response:   In our 10-Q for the  fiscal  quarter  ended June 30,  2006,  we have updated this disclosure to more specifically address our estimated liquidity requirements over the next 12 months. We will continue to update and make the appropriate disclosures in future filings.


Comment 10: Please advise why you have not discussed your expected reliance upon or the ramifications of your financing with Cornell Capital Partners of your liquidity and capital resources. For example consider revising to discuss:

            o The impact on operations and ability to engage in future financings as a result of provisions contained in your Cornell Capital financings such as in Section 4 of our Investment Agreement dated February 17, 2006 and Article 2 of your Security Agreement dated March 30, 2005;

            o   The  possibilities  and  impact on your  liquidity  and  capital
                resources   if,  as  it  appears,   the  2005   Standby   Equity
                Distribution Agreement is not a viable source of funding.

            o   Recent costs  associated  with your financing.  For example,  we note in addition of offering costs and discounts and dividends provided in connection with the Series C Convertible Preferred Shares, Cornell held back 2.7 million in commitment and structuring fees and you issued 2 million warrants to Thornhill Capital for financial advisory services


Response:   In our 10-Q for the  fiscal  quarter  ended June 30,  2006,  we have updated this  disclosure  to address both our reliance  upon Cornell
            Capital Partners, as well as the ramifications of certain terms of our financing with Cornell Capital Partners. We will continue to update and make the appropriate disclosures in future filings.





Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director